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SEC FILE NUMBER
8-48854

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing

FEB 29 2024

Washington, DC

NAME OF FIRM: Rice, Voelker, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

327 N. Columbia St.
(No. and Street)

Covington	LA	70433
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Parrie	(985) 898-3957	ADAM@RICEVOELKER.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, a Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Parrie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rice, Voelker, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LADAE PRISM MCCONNELL
Notary Public - Notary Seal
STATE OF MISSOURI
Ray County
My Commission Expires: Aug. 17, 2026
Commission #22570131

Signature: Adam

Title: FINOP / CCO

LaDae Prism McConnell
Notary Public

SEC Mail Processing
FEB 29 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2023 and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Rice, Voelker, LLC's management. Our responsibility is to express an opinion on Rice, Voelker, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rice, Voelker, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 27, 2024

RICE, VOELKER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

Assets	
Cash and Cash Equivalents	$ 563,021
Compensating Balance Held at Clearing Organization	150,000
Receivable from Clearing Broker	145,029
Financial Instruments Owned, at Fair Value	1,339,874
Furniture and Equipment, net	9,974
Other Assets	26,331
Total Assets	$ 2,234,229
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 784,745
Total Liabilities	784,745
Members' Equity	1,449,484
Total Liabilities and Members' Equity	$ 2,234,229

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Nature of Business

Organization

Rice, Voelker, L.L.C. (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses are allocated to the members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, are allocated first to members who have positive capital account balances. Membership interests may be redeemed by the Company, subject to certain approvals in accordance with the operating agreement. The percentage interest of each member outstanding immediately following any redemption of interests is increased proportionately, as appropriate, to maintain the aggregate percentage interests of the members at 100%.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Compensating Balance Held at Clearing Organization

Compensating balance held at clearing organization is restricted cash which is required by the terms of the agreement with the clearing organization (See Note 3).

Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker. See Note 3 for additional information regarding these receivables.

Financial Instruments, at Fair Value

Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities are recorded as unrealized gains and losses on investments held during the year.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about

Note 2. Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses (CECL) (Continued)

past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Furniture and Equipment, net

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets, which range from five to seven years. Depreciation charged to operations amounted to $6,822 for the year ended December 31, 2023.

Major components of furniture and equipment at December 31, 2023 are as follows:

Equipment	$ 231,077
Furniture	114,642
Total	345,719
Accumulated Depreciation	(335,745)
Furniture, and Equipment, net	$ 9,974

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company has operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the premeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a monthly basis over the lease term.

Note 2. Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code, which provides that the members are taxed on the Company's taxable income or loss. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements. The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2019, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2023, the Company had no uncertain tax positions.

Concentrations of Credit
The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

A substantial portion of the Company's revenue was derived from one customer in 2023. The revenue derived from this customer was 19% of total revenue from customers for the year ended December 31, 2023. There was no accounts receivable outstanding from this customer as of December 31, 2023.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
The Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2023. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaced the current incurred loss model used for recognizing impairment provisions. The CECL impairment accounting framework requires management to recognize lifetime expected credit losses associated with financial assets and certain off-balance sheet credit exposures that are measured at amortized cost upon initial recognition, taking into account relevant information about past events, current conditions and reasonable and supportable information around forecasted economic conditions. The ASU does not apply to financial instruments measured at fair value. As of the date of adoption, January 1, 2023, for certain financial assets at amortized cost, such as receivable from clearing broker, the Company has applied the practical expedient related to zero expected credit losses due to the liquid nature of the financial instrument and based on the minimal credit risk due to the low probability of clearing organization default. The Company continually reviews the credit quality of its counterparties and where appropriate, may

Note 2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
request additional collateral or liquidate collateral in the event of a default. The adoption of this ASU did not have an impact on the Company's statement of financial condition.

Note 3. Agreement with Clearing Organization

The Company utilizes RBC Clearing & Custody as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2022, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2023, the Company had net capital of $1,386,382, which was $1,286,382 in excess of its required net capital of $100,000.

Receivables and deposits outstanding from the clearing organization consist of the following at December 31, 2023:

	Receivable	Payable
Receivable from clearing organization	$ 145,029	$ -
Deposits with clearing organization	150,000	-
Total	$ 295,029	$ -

Note 4. Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the

Note 4. Financial Instruments, at Fair Value (Continued)

determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2023.

US Treasury Bills: Valued at the closing market price reported on the active market on which the individual investment securities are traded.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2023, is as follows:

	Level 1	Level 2	Level 3
US Government Fixed Income:			
US Treasury Bills	$ 1,339,874	$ -	$ -

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with U.S. GAAP are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2023 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 5. Commitments and Contingencies (Continued)

The Company and its employees are subject to federal laws and regulations in the broker-dealer industry as well as regulatory examinations, investigations and legal and other proceedings by regulators in the ordinary course of business. The Company accrues for such amounts when a liability is probable and the amount can be reasonably estimated. The Company believes the reserves it has established for these matters are adequate as of December 31, 2023 and the ultimate resolution of these matters will not have a material adverse effect on the statement of financial condition.

Note 6. Related Party Transactions

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2023. The Company did not have any outstanding receivables/payables to related parties as of December 31, 2023.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,386,382 which was $1,286,282 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1 at December 31, 2023.

Note 8. Defined Contribution Plan

The Company has a 401(k) plan (the "Plan") for employees over the age of 21 who elect to participate in the Plan. Participants in the Plan may make elective contributions up to the annual IRS limit. The Company makes nonelective safe harbor contributions of 3% of an employee's eligible compensation. The Company may also make discretionary profit-sharing contributions.

Note 9. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

Note 9. Evaluation of Subsequent Events (Continued)

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 27, 2024, the date of the filing of this report. There have been no material subsequent events that occurred during such period that require disclosure in this report.